April 2007	Pricing Sheet dated April 13, 2007 relating to
Preliminary Pricing Supplement No. 257 dated April 12, 2007 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

Structured Investments
Opportunities in Equities

Capital Protected Notes based on a Basket of Indices
due April 20, 2010

P R I C I N G T E R M S – A P R I L 1 3 , 2 0 0 7
Issuer:	Morgan Stanley
Maturity date:	April 20, 2010
Underlying indices:	Basket Indices		Percentage weighting	Initial index closing value	Multiplier
	MSCI EAFE Index®		45%	2,235.60	0.002012882
	S&P 500® Index		40%	1,452.85	0.002753209
	MSCI Emerging Markets Index		15%	980.67	0.001529567
Principal protection:	100%
Participation rate:	83.50%
Aggregate principal amount:	$2,000,000
Payment at maturity:	$10 plus the supplemental redemption amount, which may be zero
Supplemental redemption amount:	The product of $10 times the participation rate times the basket percent change; provided that the supplemental redemption amount will not be less than zero.
Basket percent change:	(final index value – initial index value) / initial index value
Initial index value:	10, the sum of the products of the initial index closing value and multiplier for each basket index
Final index value:	The basket closing value on the determination date
Basket closing value:	The sum of the products of the index closing value and multiplier for each basket index
Determination date:	April 16, 2010
Basket setting date:	For the S&P 500 Index, the pricing date For the MSCI EAFE Index® and the MSCI Emerging Markets Index, the index business day for such basket index immediately following the pricing date
Stated principal amount:	$10
Original issue price:	$10
Pricing date:	April 13, 2007
Original issue date:	April 20, 2007 (5 business days after the pricing date)
CUSIP:	61750V238
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public	Agent’s Commissions(1)	Proceeds to Company
	Per note	$10.00	$0.11750	$9.8825
	Total	$2,000,000	$23,500	$1,976,500
(1) For additional information, see “Plan of Distribution” in the prospectus supplement for capital protected notes.

“MSCI EAFE Index®” is a trademark of MSCI and has been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information—MSCI EAFE Index — License Agreement between MSCI and Morgan Stanley” in the prospectus supplement for capital protected notes.

“Standard & Poor’s®,” “S&P®”, “S&P 500®” and “S&P 500® Index” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information—S&P 500 Index—License Agreement between S&P and Morgan Stanley” in the prospectus supplement for capital protected notes.

“MSCI Emerging Markets Index®” is a trademark of MSCI and has been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information— MSCI Emerging Markets Index — License Agreement between MSCI and Morgan Stanley” in the prospectus supplement for capital protected notes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Preliminary Terms No. 257 dated April 12, 2007

Amendment No. 1 to Prospectus Supplement for Capital Protected Notes dated December 21, 2006

Prospectus dated January 25, 2006